

October 1, 2010

Charles J. Stubbs
Chief Executive Officer
Primedia Inc.
3585 Engineering Drive
Norcross, GA 300092

> **Re:** **Primedia Inc.**
> **Form 10-K**
> **Filed March 11, 2010**
> **File No. 001-11106**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2010**

Dear Mr. Stubbs:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Justin Dobbie
Special Counsel